Annual Report

Cover Page

Name of issuer:

Calculated Development LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: UT

Date of organization: 11/23/2020

Physical address of issuer:

4320 Modoc Rd., Suite F
Santa Barbara CA 93110

Website of issuer:

https://www.onedoorstudios.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$753,420.00	$833,678.00
Cash & Cash Equivalents:	$391,540.00	$464,566.00
Accounts Receivable:	$66,325.00	$0.00
Short-term Debt:	$62,031.00	($245,399.00)
Long-term Debt:	$425,466.00	$390,466.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($422,688.00)	($865,502.95)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Calculated Development LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Delayed filing.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
John Lee	Film Producer	Self Employed	2020
Stephen Wollwerth	Film Producer	Self Employed	2020
Jason Brents	Film Producer	Self Employed	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
John Lee	Chairman	2020
Stephen Wollwerth	President	2020
Jason Brents	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
One Door Studios, LLC	20000.0 Common Units	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or

completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We depend on outside entertainment talent providers, who may or may not have yet been engaged by us, and who generally will not be officers or employees of the Company. Though we maintain relationships with a broad array of industry veterans, the loss of any independent talent providers, particularly members of the development team, could adversely affect our ability to conduct our operations and realize our projections.

The Company was only recently formed, so has limited operating history that prospective investors can use to evaluate our performance. Though our executives have previously developed other film and television projects, each project is unique and their past performance is not necessarily indicative of future results for different projects. Moreover, the lack of a "track record" in the entertainment industry for the Company itself could pose additional obstacles to our business.

Our financial success is dependent on a number of factors both within and beyond our control. The market appeal and profitability of each of our film projects depends upon the creation of compelling campaigns, the purchase of adequate advertising saturation, the execution of social media campaigns and acceptance by audiences and critics, all of which require skills and none of which can be delivered with certainty. Only a small percentage of film and television projects are ever distributed, and even those projects which are distributed are not always profitable. Any project that we develop, whether alone or in conjunction with the other projects, may not generate sufficient revenues from its distribution and other exploitation to generate a profit or repay development expenses. It is possible we could incur significant development and operating costs with respect to a project without ever reaching a sale and/or distribution agreement for that project.

Our operations substantially depend upon the skill, judgment and expertise of our small management team. In the event of the death, disability, or departure of one of our key personnel, our business could be adversely affected key personnel, our business could be adversely affected. Our executives will devote such time and effort as they deem necessary for the efficient conduct of our business; however, they may be involved with other entertainment production activities from time to time and may not devote all of their time to the business of the Company.

Risk is inherent in all investing. No guarantee or representation is made that our business will be successful and there is no assurance that we will be able to realize any revenue. All business conducted by the Company risks the loss of capital. As is true of any investment, there is a risk that an investment in the Company will be lost in whole or part.

The film and television industry is complex, dynamic and highly competitive. Negotiating with major motion picture directors and performing talent is a sophisticated process. Obtaining a position for a film project on the theatrical, streaming and/or television network distributor release schedules in a "major territory" is logistically challenging and involves competition with many other projects. Negotiating production-incentive relationships, brand relationships, ancillary rights, international licensing and pre-sales of a film project, qualifying a project for production completion bonds, and "banking" a project's respective licenses and contracts are complex processes that are unpredictable and highly reliant on the expertise and personal relationships of the our key personnel.

Motion picture, streaming and television content development, production and distribution are highly competitive. Our primary market competitors are "major" film studios, numerous independent motion picture, streaming and television production companies, television networks and subscription-based television services, all which will compete with us for the acquisition of literary properties, the services of writers, performing artists, directors, producers and other creative and technical personnel, and production financing. Many of these competitors have significantly greater financial and other resources than the Company. For any of our film projects, it is possible that the unique writing, acting or directing talent necessary for such project may be unavailable or that we may be unable to successfully negotiate for the services of such personnel.

Our success in achieving our objectives depends on the value of other entertainment media that is comparable to our film projects (primarily theatrically-released films, streaming video and home media, and cable and network television) in the U.S. and major international territories. If the value of comparable entertainment media decreases relative to current market values, we may not be profitable. Compounding this risk, in order for one of our film projects to generate income, it must obtain production financing, which is generally secured by production incentive programs, brand relationships, pre-sold ancillary and theatrical licensing agreements and the value of unsold international territories. Decreases in the market value of these items may raise the cost of such financing or even preclude us from obtaining such funding, in which case we may not be profitable.

Other, larger film and television development and production companies are able to partially reduce their risk of incurring operating losses by simultaneously developing numerous projects that span multiple genres, audiences, markets and platforms. We only have the rights to, and currently only intend to develop, six film projects. This concentration makes us more susceptible overall to the risk of loss if a particular project is unsuccessful. In order to be profitable, we believe that we must successfully develop at least two of our six projects.

The development and production of film and television projects can take several years or more. A significant amount of time may elapse between the expenditure of funds by the Company in development of our projects and the receipt of revenue from their distribution. Other investment opportunities may offer greater returns after discounting for time. The likelihood of experiencing other risks described herein could increase the longer it takes to develop our projects.

We may require additional financing, beyond the amounts raised in this offering, to complete development of our film projects. There can be no assurance that such additional financing, if required, will be available to us.

We may seek debt financing to manage our cash flow or accelerate the development of one or more of our projects. If such debt is secured by rights to a film project and we are unable to meet our obligations under the financing arrangements, the secured party may be able to foreclose on its rights to that project or we may be forced to dispose of the project prematurely. These occurrences could force us to record substantial losses.

We intend to sell our developed projects to production companies, which depends upon our ability to obtain the financing necessary for the production companies to purchase our developed projects. Moreover, our share of future income from the exploitation of each of our projects future income from the exploitation of each of our projects may vary substantially from our projections. While we believe such estimates and projections are reasonable, no assurance can be given that we will succeed in obtaining the projected results, and there is no guarantee that, even if produced, a film project will ultimately generate any net profits.

The commercial success of a film project depends on obtaining a distribution agreement with a distributor for that project. Distributors considering such an arrangement will conduct their own internal "greenlight" study of the project, and there is no guarantee distributors will concur with the our own determinations regarding estimates, projections, outlook, etc. for our projects.

The commercial success of any film project depends on the relative quality and market acceptance of other competing media content released at or near the same time, the availability of alternative forms of entertainment and leisure activities, general economic conditions at the time and other tangible and intangible factors, all of which are subject to change and generally cannot be predicted in advance.

We may incur major losses in the event of certain macroeconomic or other extraordinary events, which may affect markets and consumer behavior in ways that are unexpected, unprecedented or inconsistent with historical trends or results.

Neither this offering nor the units being offered have been registered under the securities laws of the United States or the laws of any state or foreign jurisdiction, and no government agency or regulator has recommended or approved any investment in the units.

All management authority of the Company is vested in our officers, who are appointed by our management directors and act in accordance with their strategic guidance and decision-making. Both before and after the conclusion of this offering, the sole holder of our units is One Door Studios, LLC, the managers of which are also the officers and directors of the Company.

We have indemnified our officers and directors, to the fullest extent permitted by law, from liability for actions (and omissions) taken (or not taken) in good faith and reasonably believed to be in the best interest of the Company. Thus, investors may have a more limited right of action than they would have had in the absence of such indemnification agreements and, if successful, damages may ultimately be paid by the Company itself.

With limited exceptions, an investor may not sell, transfer, assign, pledge or otherwise dispose of or encumber any of the units purchased in this offering, or any right or interest therein, whether voluntarily or by operation of law or by gift or otherwise, without the consent of the Company. The units sold in this offering are subject to a minimum one-year holding period under federal securities law. The units are also subject to a "right of first refusal" in favor of the Company, which could have the effect of suppressing their market price. There is no secondary market for the units sold in this offering, and none is expected to develop. Thus, investors will not be able to liquidate their investment in the event of an emergency or for any other reason or rely on their units as collateral for a loan and must be prepared to bear the risk of their investment for an indefinite period of time.

The investment agreement that investors must sign to purchase units in this offering requires that disputes be submitted to binding arbitration and that investors waive their rights to a jury trial and to participate in a class action. These provisions could result in less favorable outcomes to a plaintiff-investor involved any such action.

Though the global pandemic of COVID 19 continues to present the film industry with serious and tangible challenges, IT SHOULD HAVE LITTLE OR NO ADVERSE AFFECT ON CALCULATED'S DEVELOPMENT. It is possible that another outbreak could slow or stop the production of CALCULATED for unknown periods of time. This may adversely affect the producing team's ability to complete the production. Likewise, a theatrical release may not be possible given the potential global shut down of theaters were there another outbreak.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	20,000	20,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2021	Section 4(a)(2)		$500,000	General operations
11/2021	Section 4(a)(2)		$350,000	General operations
11/2021	Section 4(a)(2)		$25,000	General operations
12/2021	Regulation Crowdfunding		$1,475,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed

beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial

Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

A Global Young Adult Motion Picture Franchise

From its opening sentence, Nova McBee's young woman starring character just knocked us out with her impossible circumstances and unconquerable spirit. We were fortunate to bid early on this audience-captivating book series that could become one of the highest impact motion picture franchises of all time.

Calculated Development LLC exclusively develops the young adult CALCULATED book series into a wide-audience global motion picture franchise for distribution by major global studios, distributors and streaming systems.

We want to see CALCULATED become one of the next global YA motion picture breakouts like the HUNGER GAMES and DIVERGENT franchises. We aim to see each of its major motion pictures hit blockbuster levels in global box office earnings, inspiring a subsequent streaming series. These objectives are forward looking, cannot be guaranteed, and may never be realized.

Milestones

Calculated Development LLC was incorporated in the State of Utah in November 2020.

Since then, we have:

- A film franchise based on a new top-rated novel series, released by one of Amazon's leading publishers.

- A $2 million development fund for a major motion picture with a financed budget of $60-80 million.

- A team that has worked on 23 major studio-released movies and series earning over $4 billion in revenue.

- Relationships with major studios including Sony, Universal, Warner Media, Disney, Viacom/CBS/Paramount, and Lionsgate.

- A team committed to share 25% of their profits with NCOSE, a top organization fighting human trafficking.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in November 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $0 compared to the year ended December 31, 2022, when the Company had revenues of $0.

- *Assets.* As of December 31, 2023, the Company had total assets of $753,420, including $391,540 in cash. As of December 31, 2022, the Company had $833,678 in total assets, including $464,566 in cash.

- *Net Loss.* The Company has had net losses of $422,688 and net losses of $865,502 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $487,497 for the fiscal year ended December 31, 2023 and $145,067 for the fiscal year ended December 31, 2022.

Liquidity & Capital Resources

Our currently projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy.

Runway & Short/Mid Term Expenses

Calculated Development LLC cash in hand is $344,494, as of April 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $9,349/month, for an average burn rate of $9,349 per month. Our intent is to be profitable in the next 18-24 months.

Since the date our financials cover, development of

Since the date our financials cover, development of our screenplay was completed and we have begun submitting the project to U.S. production partners for U.S. distribution. This is perhaps the most vital and final step of the project's development. A partnership with a major production studio for U.S. distribution will effectively move the project into production, allowing us to recoup development expenses and initiate early preferred returns to our investors.

Thus far, development costs include the fees incurred to produce feasibility reports, book rights options, legal fees, promotional materials, advertising costs, payroll expenses, and art. These costs are capitalized until the film is ready for amortization, consistent with Accounting Standards Codification 926, Entertainment—Films—Other Assets—Film Costs.
Calculated does not anticipate revenue generation until after the worldwide release of the film. After CALCULATED'S release, its projected producer's revenue is forecasted to total $104 million over three years. These projections cannot be guaranteed.

Technically we are not profitable yet. Ours is a similar business model to that used in commercial real estate. The profit is transactional as opposed to gradual (as seen with a technology company). It takes time to creatively develop the property and set up all the business and distribution relationships. Then, when all is ready, the project is released to the market, and profits come in over a shorter period of time.

Income from OneDoor Studios, the parent company of Calculated Development LLC, is available if needed. However, the company's chief income sources are from CALCULATED's theatrical, streaming and many other ancillary income sources.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jason Brents, certify that:

(1) the financial statements of Calculated Development LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Calculated Development LLC included in this Form reflects accurately the information reported on the tax return for Calculated Development LLC filed for the most recently completed fiscal year.

Jason Brents
~~Film Producer~~

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.Calculated.movie/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jason Brents
John Lee
Stephen Wollwerth

Appendix E: Supporting Documents

1DS_Calc_Operating_Ag_Draft_11-20-

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Calculated Development Investment Agreement 2

Calculated Development Investment Agreement 2

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jason Brents

John Lee

Stephen Wollwerth

Appendix E: Supporting Documents

1DS_Calc_Operating_Ag_Draft_11-20-20_Signed_Final.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Calculated Development LLC

Calculated Development LLC

By

Jason Brents

President | COO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jason Brents

President | COO
4/10/2024

John Lee

Chairman
4/10/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

good faith under or in reliance upon this power of attorney.